[redacted]

09042248

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2009
...MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/08 (MM/DD/YY) AND ENDING 8/31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pavek Investment, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 North Hastings Way
(No. and Street)

Eau Claire (City) WI (State) 54703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Pavek 414-352-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Road #302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Pavek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavek Investments, Inc., as of August 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas Pavek
Signature

PRES
Title

Tessie Lee Andraski
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

AUDITED FINANCIAL STATEMENTS
Year Ended August 31, 2009

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Computation of Net Capital and Aggregate Indebtedness	9
Independent Auditors' Report on Internal Control	10 - 11

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Pavek Investments, Inc.
Eau Claire, Wisconsin

We have audited the accompanying balance sheet of Pavek Investments, Inc. as of August 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pavek Investments, Inc. at August 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

October 22, 2009
Milwaukee, Wisconsin

Milwaukee, Wisconsin   Madison, Wisconsin   McFarland, Wisconsin   Sun Prairie, Wisconsin

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

Balance Sheet
August 31, 2009

ASSETS

Current Assets:		
Cash	$	52,155
Accounts receivable		6,233
Marketable securities		22,065
Prepaid expenses		677
Total current assets		81,130
Property and Equipment:		
Furniture and equipment		23,462
Accumulated depreciation		(15,310)
Net book value		8,152
Other Assets		1,755
Total assets	$	91,037

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	28,824
Commissions payable		10,000
Accrued payroll taxes		113
Total current liabilities		38,937
Stockholder's Equity:		
Common stock		5,000
Additional paid in capital		41,600
Retained earnings		5,500
Total stockholder's equity		52,100
Total liabilities and stockholder's equity	$	91,037

The accompanying notes to financial statements
are an integral part of these statements.

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

Statement of Income
Year Ending August 31, 2009

Income:		
Commission income	$	476,956
Administrative income		178,300
Other income		1,046
Total income	$	656,302
Expenses:		
Commissions		349,926
Payroll and related items		51,201
Regulation fees		26,237
Employee benefits		22,225
Professional fees		69,113
Occupancy		27,891
Selling and administrative		72,597
Equipment rental, lease and repair		17,286
Travel and entertainment		38,364
Advertising & donations		3,032
Dues & subscriptions		2,558
Insurance		2,259
Automobile		1,741
Miscellaneous		1,924
Total expenses		686,354
Operating (Loss)		(30,052)
Other Income and expense;		
Marketable securities expense		63
Net (loss)	$	(30,115)

The accompanying notes to financial statements
are an integral part of these statements.

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, September 1, 2008	$ 5,000	$ 41,600	$ 35,615
2009 net loss	-	-	(30,115)
Balance, August 31, 2009	$ 5,000	$ 41,600	$ 5,500

The accompanying notes to financial statements are an integral part of these statements.

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

Statement of Cash Flows
Year Ending August 31, 2009

Cash Flows from Operating Activities:		
Net income	$	(30,115)
Depreciation and amortization		1,924
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(3,597)
Accounts payable		26,578
Commissions payable		(1,671)
Accrued payroll taxes		(7,878)
Net cash used by operating activities		(14,759)
Cash Flows from Investing Activities:		
Marketable securities		61
(Decrease) in cash and equivalents		(14,698)
Cash and equivalents, beginning of year		66,853
Cash and equivalents, end of year	$	52,155

The accompanying notes to financial statements
are an integral part of these statements.

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

Notes to Financial Statements
August 31, 2009

1. Summary of Significant Accounting Policies

Business Activity

Pavek Investments, Inc. (the "Company") was formed in Wisconsin in 1984. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the selling of securities for a commission. The Company does not buy or sell investments for its clients and acts only as a salesman for the investment companies.

Cash

Cash consists of the Company's checking accounts.

Commission Income

The Company recognizes revenue at the time payment is received. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $1,967 for the year ended August 31, 2009.

Impairment on Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of August 31, 2009.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

Notes to Financial Statements
August 31, 2009
(Continued)

1. Summary of Significant Accounting Policies (continued)

Subsequent Events

Management has evaluated all subsequent events through October 22, 2009 for possible inclusion as a disclosure in the financial statements. The Company provided information on the final comments and are currently awaiting formal approval from FINRA regarding a merger. As of October 22, 2009 there has been no formal approval received. As a result of a decline in equity markets, the value of the Company's investments have declined by $855 subsequent to August 31, 2009.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2009, the Company's net capital and required net capital were $18,815 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 2.07 to 1.

3. Common Stock

The authorized, issued and outstanding shares of capital stock at August 31, 2009 were as follows:

Common Stock, no par value; authorized 2,800 shares; issued 1,000 shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended August 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

There was no federal or Wisconsin income tax liability for the year ended August 31, 2009.

6. Benefits

The Company has adopted a medical benefits reimbursement plan for the owner of The Company. The Company's total reimbursements for the year ended August 31, 2009 was $10,211.

7. Property Lease

The Company occupies buildings in Eau Claire, Wisconsin. Rent for the year ended August 31, 2009 was $27,414.

Required lease payments are as follows:

Year Ended August 31,		
2010	$	27,414
2011		27,414
2012		18,276
Total	$	73,104

8. Operating Leases

The Company leases equipment under non-cancelable operating leases. Total costs for such leases was $13,791 for the year ended August 31, 2009. The future minimum lease payments for the lease are as follows:

Year Ended August 31,		
2010	$	7,101
2011		2,828
2012		2,033
2013		1,016
Total	$	12,978

9. Concentrations

The Company maintains its cash balances at two financial institutions. The balance is insured by the Federal Deposit Insurance Corporations (FDIC) at each institution up to $250,000. From time to time, the total balance at any institution may exceed $250,000.

10. Litigation

The Company has retained legal council regarding two unresolved arbitrations. As of October 22, 2009, legal council is unable to formulate an opinion concerning the likelihood of an unfavorable outcome of litigation, claims, and assessments or the amount or range of potential loss, because of inherent uncertainties. An unfavorable outcome in these arbitrations could result in material damages. However, one of the arbitrations is covered under an Errors and Omissions insurance policy. In the event that an unfavorable outcome results, the Company would seek indemnification under that policy for amounts that exceed the indemnity deductible.

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
August 31, 2009

Aggregate Indebtedness		
Accrued expenses	$	38,937
Total Aggregate Indebtedness	$	38,937
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	2,595
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	52,100
Deductions:		
Non-allowable prepaids		(677)
Receivables over 30 days		(6,233)
Other assets		(1,755)
Net property and equipment		(8,152)
Net capital before haircuts on securities positions		35,283
Haircuts on securities:		
Other securities		(16,468)
Net Capital		18,815
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	13,815
Ratio of aggregate indebtedness to net capital		2.07 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	18,815

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Pavek Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Pavek Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
Pavek Investments, Inc.
Eau Claire, Wisconsin

In planning and performing our audit of the financial statements of Pavek Investments, Inc, as of and for the year ended August 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Pavek Investments Inc., including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We found the following to be significant deficiencies:

Expense and Other Documentation

During the audit, we noted a number of areas in which documentation of expenses and receipts need improvement. This is important in order for the Company to maintain adequate control over cash. These areas include:

1. **Credit Card Usage** – Supporting documentation was not available for all charges on the credit card billing statement. We suggest that prior to payment, all documentation should be required and retained.

2. **Invoices** – Invoices were not available for all disbursements. We suggest that prior to payment, all documentation should be required and retained.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Compliance and Other Matters

We noted certain other matters involving the internal control over financial reporting that we have reported to management of Pavek Investments, Inc. in a separate letter dated October 22, 2009.

Reilly, Penner & Benton LLP

October 22, 2009
Milwaukee, Wisconsin

PAVEK INVESTMENTS, INC.
Eau Claire, Wisconsin

FINANCIAL STATEMENTS
Year Ended August 31, 2009